UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

Commission File Number: 000-50116

SILVERMEX RESOURCES INC.
(Translation of registrant's name into English)

Suite 1210 - 885 West Georgia Street
Vancouver, BC Canada V6C 3E8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Notice of Annual General Meeting of Shareholders

99.2	Information Circular

99.3	Interim Financial Statement and MD&A Request Form

99.4	Voting Instruction Form

99.5	Form of Proxy

99.6	Annual Report

99.7	Cover Letter

99.8	Shareholder Proxy Circular

99.9	Instrument of Proxy

99.10	News Release dated June 11, 2008

99.11	Protect Your Investment

99.12	Form of Proxy

99.13	Voting Instruction Form

99.14	Voting Instruction Form

99.15	Form of Proxy

99.16	News Release dated June 17, 2008

99.17	News Release dated June 17, 2008

99.18	Letter from James R. Anderson

99.19	News Release dated June 17, 2008

99.20	News Release dated June 17, 2008

99.21	News Release dated June 18, 2008

99.22	News Release dated June 17, 2008

99.23	News Release dated June 18, 2008

99.24	News Release dated June 19, 2008

99.25	News Release dated June 19, 2008

99.26	News Release dated June 19, 2008

99.27	News Release dated June 18, 2008

99.28	News Release dated June 19, 2008

99.29	News Release dated June 19, 2008

99.30	News Release dated June 20, 2008

99.31	News Release dated June 23, 2008

99.32	News Release dated June 24, 2008

99.33	News Release dated June 26, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVERMEX RESOURCES INC.
(Registrant)

Date: May 2, 2011	By:	/s/ Duane Nelson

Duane Nelson
	Title:	Chief Executive Officer & Director